UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Level 3 Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52729N308

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729N308	Page 2 of 21 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,031,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,031,667
11	Aggregate Amount Beneficially Owned By Each Reporting Person 65,031,667
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 18.1% (*)
14	Type Of Reporting Person CO

(*)	Percentage calculation based on 359,525,110 shares of Common Stock reported as outstanding as of August 3, 2016 in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2016.

CUSIP No. 52729N308	Page 3 of 21 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,031,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,031,667
11	Aggregate Amount Beneficially Owned By Each Reporting Person 65,031,667
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 18.1% (*)
14	Type Of Reporting Person CO

(*)	Percentage calculation based on 359,525,110 shares of Common Stock reported as outstanding as of August 3, 2016 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 5, 2016.

CUSIP No. 52729N308	Page 4 of 21 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,031,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,031,667
11	Aggregate Amount Beneficially Owned By Each Reporting Person 65,031,667
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 18.1% (*)
14	Type Of Reporting Person CO

(*)	Percentage calculation based on 359,525,110 shares of Common Stock reported as outstanding as of August 3, 2016 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 5, 2016.

CUSIP No. 52729N308	Page 5 of 21 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Crossing Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO; AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,031,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,031,667
11	Aggregate Amount Beneficially Owned By Each Reporting Person 65,031,667
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 18.1% (*)
14	Type Of Reporting Person CO

(*)	Percentage calculation based on 359,525,110 shares of Common Stock reported as outstanding as of August 3, 2016 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 5, 2016.

Page 6 of 21 Pages

Preamble

This Amendment No. 6 amends the Schedule 13D previously filed with the SEC on October 5, 2011 and amended on December 2, 2011, May 21, 2012, June 17, 2014, November 12, 2014 and March 2, 2015 (as amended, the “Statement”) by Temasek Holdings (Private) Limited (“Temasek”), Singapore Technologies Telemedia Pte Ltd, a subsidiary of Temasek (“STT”), STT Communications Ltd, a subsidiary of STT (“STT Comm”), and STT Crossing Ltd, a subsidiary of STT Comm (“STT Crossing”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Level 3 Communications, Inc., a company organized under the laws of Delaware (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended by deleting Schedule A referred to in the fourth and fifth paragraphs of Item 2 in its entirety and replacing it with Schedule A herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On October 31, 2016 (the “2016 Transaction Date”), the Issuer announced that it has entered into a definitive agreement (the “Merger Agreement”) with CenturyLink, Inc., a Louisiana corporation (the “Company”), whereby the Company will acquire the Issuer in a stock-and-cash transaction (the “Combination”). The Combination is, among other closing conditions, subject to a vote of the stockholders of each company.

Concurrently with the execution of the Merger Agreement, at the Company’s request, STT Crossing has entered into a voting agreement with the Company and the Issuer, dated as of the 2016 Transaction Date (the “Voting Agreement”), pursuant to which, STT Crossing agreed with the Company, subject to limited exceptions, to, among other things, vote the shares of Common Stock owned beneficially or of record by it as follows: (i) in favor of adoption of the Merger Agreement, (ii) against any action or agreement that has or would be reasonably likely to result in any conditions to the Company’s obligations under the Merger Agreement not being fulfilled, (iii) against any Company Acquisition Proposal (as defined below), (iv) against any amendments to the restated certificate of incorporation and the amended and restated bylaws of the Issuer (together with all amendments thereto) if such amendment would reasonably be expected to prevent or delay the consummation of the Combination and (v) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the Combination or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of the Issuer. “Company Acquisition Proposal” means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving the Issuer or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of the Issuer or more than 20% of the assets of the Issuer and its subsidiaries taken as a whole, other than the Combination contemplated by the Merger Agreement.

Subject to limited exceptions, STT Crossing also agreed with the Company not to, among other things, directly or indirectly solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any person, or otherwise engage in activities, relating to any Company Acquisition Proposal.

Subject to limited exceptions, STT Crossing further agreed with the Company to certain restrictions on its ability to sell, transfer or otherwise dispose of, grant any proxy to or permit to exist any pledge or any other encumbrance of any nature with respect to its shares of Common Stock.

Page 7 of 21 Pages

The Company and the Issuer also agreed to provide STT Crossing with consultation and participation rights relating to certain regulatory approvals that may be sought or obtained in connection with the consummation of the Merger Agreement.

The Voting Agreement will terminate upon the earliest of (i) the mutual agreement of the Company and STT Crossing, (ii) the time at which the Merger shall become effective, and (iii) the termination of the Merger Agreement in accordance with its terms. STT Crossing also has the right to terminate the Voting Agreement upon (x) the occurrence of any Adverse Event (as defined in the Voting Agreement), or (y) if there is a continuing material breach by the Company and the Issuer of the representations, warranties and covenants of the Company and the Issuer set out in the Voting Agreement that remains uncured (x) at least five days prior to the date of the Issuer stockholders meeting to approve and adopt the Merger Agreement (as it may be adjourned, delayed or postponed) or (y) for 30 days following the Company’s or the Issuer’s, as applicable, receipt of notice by STT Crossing of such breach.

A copy of the Voting Agreement is attached hereto as Exhibit 99.1.

To be effective upon closing of the Combination, the Company and STT Crossing entered into a Shareholder Rights Agreement, dated as of the 2016 Transaction Date (the “Shareholder Rights Agreement”), which provides, among other things, that as of the closing date of the Combination, the Company’s board of directors will appoint one director designated by STT Crossing. The Shareholder Rights Agreement provides that, following the closing of the Combination, during the Nomination Period (as defined in the Shareholder Rights Agreement”), STT Crossing will have the right to nominate one designee for election to the Company’s board of directors. Under the Shareholder Rights Agreement, STT Crossing has agreed to certain standstill and transfer restrictions and the Company has granted certain registration rights and limited information rights to STT Crossing as set forth in the Shareholder Rights Agreement attached hereto as Exhibit 99.2.

The descriptions of the Voting Agreement and the Shareholder Rights Agreement and the transactions contemplated thereby herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are filed as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting paragraphs (a) — (b) and (c) and replacing them to read as follows: (a) — (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Stock.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 65,031,667 shares of the Common Stock, or approximately 18.1% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 65,031,667 shares of the Common Stock, or approximately 18.1% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Crossing is the beneficial owner of 65,031,667 shares of the Common Stock, or approximately 18.1% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares of the Common Stock.

Page 8 of 21 Pages

(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The responses to Item 4 hereof, and the agreement attached as an exhibit hereto, are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Voting Agreement, dated as of the 2016 Transaction Date, among STT Crossing, the Company and the Issuer.

Exhibit 99.2 Shareholder Rights Agreement, dated as of the 2016 Transaction Date, between STT Crossing and the Company.

Page 9 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2016

TEMASEK HOLDINGS (PRIVATE) LIMITED

By	/s/ Christina Choo Soo Shen
Name:	Christina Choo Soo Shen
Title:	Authorized Signatory
Director - Legal & Regulatory
Temasek International Pte. Ltd.

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By	/s/ Johnny Ong Seng Huat
Name:	Johnny Ong Seng Huat
Title:	Authorized Signatory

STT COMMUNICATIONS LTD

By	/s/ Johnny Ong Seng Huat
Name:	Johnny Ong Seng Huat
Title:	Authorized Signatory

STT CROSSING LTD

By	/s/ Johnny Ong Seng Huat
Name:	Johnny Ong Seng Huat
Title:	Director

Page 10 of 21 Pages

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Kua Hong Pak 205 Braddell Road East Wing 7th Floor Singapore 579701 (Director, Temasek Holdings (Private) Limited)	Managing Director & Group CEO, ComfortDelGro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek Holdings (Private) Limited)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #05-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Marcus Wallenberg SE-106 40 Stockholm Sweden (Director, Temasek Holdings (Private) Limited)	Chairman, Skandinaviska Enskilda Banken, Saab AB and FAM AB	Swedish

Page 11 of 21 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616 (Director, Temasek Holdings (Private) Limited)	Executive Chairman, Wah Hin and Company Private Limited	Singaporean

Wong Yuen Kuai Lucien One Marina Boulevard #28-00 Singapore 018989 (Director, Temasek Holdings (Private) Limited)	Chairman & Senior Partner, Allen & Gledhill LLP	Singaporean

Robert Bruce Zoellick c/o 101 Constitution Avenue, NW Suite 1000 East Washington, DC 20001 (Director, Temasek Holdings (Private) Limited)	Board Member, Laureate Education, Inc.	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th – 12th Floors Tsim Sha Tsui Centre, Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44, 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Page 12 of 21 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek International Pte. Ltd.	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

Chia Song Hwee

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(President,

Joint Head, Investment Group,

Joint Head, Portfolio Management Group,

Joint Head, Singapore,

Temasek International Pte. Ltd.)

	President, Joint Head, Investment Group, Joint Head, Portfolio Management Group, Joint Head, Singapore, Temasek International Pte. Ltd.	Singaporean

Gregory L. Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Dilhan Pillay Sandrasegara

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(President,

Joint Head, Enterprise Development Group,

Joint Head, Investment Group,

Joint Head, Singapore,

Head, Americas,

Temasek International Pte. Ltd.)

	President, Joint Head, Enterprise Development Group, Joint Head, Investment Group, Joint Head, Singapore, Head, Americas, Temasek International Pte. Ltd.	Singaporean

Syed Fidah Bin Ismail Alsagoff 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Life Sciences, Temasek International Pte. Ltd.)	Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

Page 13 of 21 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Michael John Buchanan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Strategy, Senior Managing Director, Portfolio Strategy & Risk Group, Temasek International Pte. Ltd.)	Head, Strategy, Senior Managing Director, Portfolio Strategy & Risk Group, Temasek International Pte. Ltd.	Australian

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.)	Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Cheo Hock Kuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.)	Head, Sustainability and Stewardship Group, Temasek International Pte. Ltd.	Singaporean

Luigi Feola 23 King Street London SW1Y 6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited	Italian

Heng Chee Seng David

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Consumer,

Head, Real Estate,

Joint Head, China,

Head, Japan & Korea,

Temasek International Pte. Ltd.)

	Joint Head, Consumer, Head, Real Estate, Joint Head, China, Head, Japan & Korea, Temasek International Pte. Ltd.	Singaporean

Page 14 of 21 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited)	Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited	Singaporean

Nagi Adel Hamiyeh

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Enterprise Development Group,

Joint Head, Industrials,

Head, Africa & Middle East,

Temasek International Pte. Ltd.)

	Joint Head, Enterprise Development Group, Joint Head, Industrials, Head, Africa & Middle East, Temasek International Pte. Ltd.	Singaporean

Neil Garry McGregor

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Energy & Resources,

Head, Australia & New Zealand,

Senior Managing Director, Enterprise Development Group,

Temasek International Pte. Ltd.)

	Head, Energy & Resources, Head, Australia & New Zealand, Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	New Zealander

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.)	Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.	Singaporean

Page 15 of 21 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Ravi Mahinder Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.)	Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.	Maltese

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.	Singaporean

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Management Group, Head, Europe, Head, South East Asia, Temasek International Pte. Ltd.)	Joint Head, Portfolio Management Group, Head, Europe, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Teo Juet Sim Juliet

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Transportation & Logistics,

Senior Managing Director,

Portfolio Management,

Temasek International Pte. Ltd.)

	Head, Transportation & Logistics, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.	Singaporean

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.	American

Page 16 of 21 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Benoit Louis Marie Francois Valentin 23 King Street London SW1Y 6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited	French

Page 17 of 21 Pages

The following is a list of the executive officers and directors of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT)	Corporate Director	Singaporean

Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Executive Director, STT and STT Comm	Singaporean

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE Alfrick Pound Worcester WR6 5HR United Kingdom (Director, STT)	Corporate Director	British

Page 18 of 21 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Vicente S. Perez, Jr. Floor 3B, Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STT)	Corporate Director	Filipino

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (President & CEO (Designate), STT)	President & CEO (Designate), STT and STT Comm	Australian

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STT Comm	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STT Comm	Malaysian

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Strategy & Investment Officer & Senior Executive Vice President, STT)	Chief Strategy & Investment & Senior Executive Vice President, STT and STT Comm	Singaporean

Page 19 of 21 Pages

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT Comm)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STT Comm)	Corporate Director	Singaporean

Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Comm)	Executive Director, STT and STT Comm	Singaporean

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Comm)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT Comm)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STT Comm)	Advocate & Solicitor	Singaporean

Page 20 of 21 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT Comm)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE Alfrick Pound Worcester WR6 5HR United Kingdom (Director, STT Comm)	Corporate Director	British

Vicente S. Perez, Jr. Floor 3B, Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STT Comm)	Corporate Director	Filipino

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (President & CEO (Designate), STT Comm)	President & CEO (Designate), STT and STT Comm	Australian

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT Comm)	Senior Executive Vice President — International, STT and STT Comm	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT Comm)	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean

Page 21 of 21 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT Comm)	Chief Financial Officer & Senior Executive Vice President, STT and STT Comm	Malaysian

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Strategy & Investment Officer & Senior Executive Vice President, STT)	Chief Strategy & Investment & Senior Executive Vice President, STT and STT Comm	Singaporean

The following is a list of the executive officers and directors of STT Crossing:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Executive Director, STT and STT Comm	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Chief Financial Officer & Senior Executive Vice President, STT and STT Comm	Malaysian

Poon Teng Heng 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Senior Vice President, Finance, STT and STT Comm	Singaporean